Filed Pursuant to Rule 433

Registration Statement

No. 333-181225

ATLANTIC POWER CORPORATION
SERIES C CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES	June 26, 2012

The information in this pricing term sheet should be read together with the accompanying preliminary short form prospectus, including the documents incorporated by reference therein (the “Prospectus”).

ISSUER:	Atlantic Power Corporation

ISSUE:	Series C Convertible Unsecured Subordinated Debentures (the “Debentures”).

AMOUNT:	US$130,000,000

ISSUE PRICE:	US$1,000 per Debenture

USE OF PROCEEDS:

The Issuer intends to use the net proceeds from this offering, along with the net proceeds from the concurrent offering of common shares (as defined below), to fund its equity commitment in the Canadian Hills wind power development project. Any remaining net proceeds will be used to fund additional growth opportunities and for general corporate purposes.

COUPON:	5.75% per annum from Closing, payable semi-annually on the last day of June and December of each year commencing on December 31, 2012.

MATURITY:	June 30, 2019.

CONVERSION:

The Debentures will be convertible at the holder’s option into common shares (“Shares”) of the Issuer at any time prior to the close of business on the earlier of Maturity and the business day immediately preceding the date specified by the Issuer for redemption of the Debentures at a conversion price of US$17.25 per Share (the “Conversion Price”), being a ratio of approximately 57.9710 Shares per US$1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Holders converting their Debentures will receive accrued and unpaid interest thereon to but excluding the date of conversion. See “Description of Debentures — Conversion privilege” in the Prospectus.

If a holder elects to convert its Debentures in connection with a Change of Control that occurs prior to Maturity, the holder will be entitled to receive additional Shares as a make-whole premium on conversion in certain circumstances as provided below under Change of Control. See “Description of Debentures — Cash change of control” in the Prospectus.

CONVERSION PRICE ADJUSTMENTS:

Anti-Dilution: The Conversion Price will be subject to anti-dilution adjustments upon: share splits; share consolidations; the issuance of stock dividends; the issuance of rights, options or warrants convertible into Shares at less than 95% of the then market price; spin-off events; and issuer bids in certain circumstances, in each case as set forth in the Indenture. See “Description of Debentures — Conversion privilege” in the Prospectus.

Dividends: The Conversion Price will be subject to adjustments for distributions of securities or assets to common shareholders and the declaration of regular cash dividends above C$0.09583 per Share per month, in each case as set forth in the Indenture. See “Description of

ATLANTIC POWER CORPORATION
SERIES C CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES	June 26, 2012

Debentures — Conversion privilege” in the Prospectus.

REDEMPTION:

The Debentures will not be redeemable before June 30, 2015 (the “First Call Date”). On and after the First Call Date and prior to June 30, 2017, the Debentures will be redeemable in whole or in part from time to time at the Issuer’s option at par plus accrued and unpaid interest, provided that the volume weighted average price of the Shares on the New York Stock Exchange (“NYSE”) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the Conversion Price. On and after June 30, 2017, the Debentures will be redeemable in whole or in part from time to time at the Issuer’s option at par plus accrued and unpaid interest. The Issuer shall provide not more than 60 nor less than 30 days’ prior notice of redemption. See “Description of Debentures — Redemption and purchase” in the Prospectus.

SHARE PAYMENT OPTION:

Subject to any required regulatory approval and provided no event of default has occurred and is continuing, the Issuer has the option, upon not more than 60 nor less than 40 days’ prior notice, to satisfy its obligations to pay on redemption or maturity, the principal amount of the Debentures, in whole or in part, by delivering freely tradeable Shares. Any accrued and unpaid interest will be paid in cash.

In such event, payment will be satisfied by delivering that number of freely tradeable Shares obtained by dividing the principal amount of the Debentures to be redeemed or that have matured by 95% of the volume weighted average trading price of the Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day prior to the date fixed for redemption or maturity, as the case may be. See “Description of Debentures — Payment upon redemption or maturity” in the Prospectus.

SHARE INTEREST PAYMENT OPTION:

The Issuer may elect from time to time, subject to any required regulatory approval and provided that no event of default has occurred and is continuing, to satisfy all or part of its interest payment obligations by delivering sufficient freely tradeable Shares to an agent for sale, in which event holders of Debentures will be entitled to receive a cash payment equal to the interest owed, from the proceeds of the sale of the requisite number of Shares by the agent. See “Description of Debentures — General” in the Prospectus.

CHANGE OF CONTROL:

Upon the occurrence of a Change of Control involving the acquisition of ownership or of voting control or direction over 50% or more of the Shares of the Issuer, or the sale or transfer of all or substantially all of the consolidated assets of the Issuer, the Issuer will be required to make an offer to purchase all of the Debentures at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest. See “Description of Debentures — Repurchase upon a change of control” in the Prospectus.

ATLANTIC POWER CORPORATION
SERIES C CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES	June 26, 2012

A Change of Control will not include a sale, merger, reorganization, or other similar transaction if the previous holders of the Shares hold at least 50% of the voting control in such merged, reorganized or other continuing entity.

Subject to regulatory approval, in the event of a Change of Control where the consideration is or can be received wholly or partially in cash (being 10% or more in (i) cash; (ii) equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange), holders of the Debentures may elect to convert their Debentures, subject to certain limitations, and receive, in addition to the number of Shares they otherwise would have been entitled to under “Conversion”, an additional number of Shares not exceeding the specified amount of Shares per US$1,000 of Debentures, as outlined below. See “Description of Debentures — Cash change of control” in the Prospectus.

Make Whole Premium Upon a Change of Control

(Number of Additional Shares per US$1,000 Debenture)

Stock Price
Effective Date $ $ $ $ $ $ $

The actual price (“Stock Price”) paid per Share in the transaction constituting the Change of Control and the date on which the Change of Control becomes effective (the “Effective Date”) may not be set forth on the table, in which case:

•      If the actual Stock Price on the Effective Date is between two Stock Prices on the table or the actual Effective Date is between two Effective Dates on the table, the make whole premium will be determined by a straight-line interpolation between the make whole premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

•      If the Stock Price on the Effective Date exceeds US$• per Share, subject to adjustment as described below, the make whole premium will be zero; and

•      If the Stock Price on the Effective Date is less than US$• per Share, subject to adjustment as described below, the make whole premium will be zero. See “Description of Debentures — Cash change of control” in the Prospectus.

PURCHASE FOR CANCELLATION:	The Issuer will have the right at any time to purchase the Debentures in the market, by tender, or by private contract.

RANK:	The Debentures will rank subordinate in right of payment of principal and

ATLANTIC POWER CORPORATION
SERIES C CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES	June 26, 2012

interest to all existing and future senior secured and senior unsecured indebtedness of the Issuer including all trade creditors, and will rank pari passu to all existing and future subordinated unsecured indebtedness.

CONCURRENT OFFERING:

Concurrent with the offering of Debentures, the Issuer intends to offer 5,500,000 Shares to the public.

Closing of the offering of Debentures is not conditioned upon the successful completion of the Concurrent Offering.

LISTING:

Application will be made to list the Debentures on the Toronto Stock Exchange (“TSX”) and the Shares to be issued upon conversion, redemption or maturity thereof on the TSX and the NYSE. The existing Shares trade on the TSX and the NYSE under the symbols “ATP” and “AT”, respectively.

FORM OF OFFERING:

Public offering in all provinces and territories of Canada (except Quebec) by way of a short form prospectus. Registered in the U.S. by way of a Form S-1 Registration Statement.

Additional information about the Issuer and the offering of Debentures is contained in the prospectus filed in Canada and the Registration Statement containing a prospectus filed in the U.S. See below for information about where to obtain a copy of these documents.

ELIGIBILITY FOR INVESTMENT:	Eligible under the usual statutes as well as for RRSPs, RRIFs, RESPs, DPSPs and TFSAs.

UNDERWRITING FEE:	4.0%.

CLOSING:	July 5, 2012.

A prospectus containing important information relating to these securities has been filed with the securities commissions or similar authorities in each of the provinces and territories of Canada other than Quebec.   There will not be any sale or any acceptance of an offer to buy the securities in Canada until a receipt for the final prospectus has been issued.

The Issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus if you request it as follows: a copy of the Canadian short form prospectus relating to the offering of Shares may be obtained upon request by contacting TD Securities Inc., Attn: Symcor, NPM (Email: sdcconfirms@td.com, Tel: (289) 360-2009); and a copy of the U.S. prospectus relating to the offering of Shares may be obtained upon request from TD Securities (USA) LLC, Attn: David Chepauskas (31 West 52nd St., New York, NY 10019, Tel: (212) 827-7392).